Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Overstock.com 401(k) Administrative Committee:

We consent to the incorporation by reference in the registration statements (No. 333-203176, 333-184344, 333-160512 and 333-123540) on Form S-8 of Overstock.com, Inc. of our report dated June 9, 2017, with respect to the statements of net assets available for benefits of Overstock.com 401(k) Plan as of December 31, 2016 and 2015, the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of Overstock.com 401(k) Plan.

/s/ KPMG LLP

Salt Lake City, Utah
June 9, 2017